Exhibit 21

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

LISTING OF SUBSIDIARIES

Subsidiaries of the Company and the jurisdiction in which each company was incorporated are listed below. Unless otherwise indicated parenthetically, 100% of the voting securities of each subsidiary are owned by the Company. All companies indicated with an asterisk (*) are subsidiaries of AMVAC. All of the following subsidiaries are included in the Company’s consolidated financial statements: